UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November 2013

________________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Notice regarding local offering of shares of the company in Colombia

GRUPO AVAL ACCIONES Y VALORES S.A. (GRUPO AVAL) ANNOUNCES A LOCAL OFFERING OF COMMON SHARES IN COLOMBIA WITH PREEMPTIVE SUBSCRIPTION RIGHTS TO ITS CURRENT COMMON SHAREHOLDERS

In a meeting held on November 13, 2013, the Board of Directors of the company approved the rules applicable to an offering of common shares in Colombia with preemptive subscription rights to its common shareholders in an amount of up to $2.4 trillion pesos (approximately 1.25 billion US dollars).

Pursuant to the approved rules, subscription of the common shares will be offered with preemptive rights to current common shareholders of the company. Shareholders subscribing the total amount of offered shares under their preemptive rights will be allowed to subscribe an additional amount of common shares subject to the terms of the approved rules.

Following approval of the offering by the Colombian Financial Superintendency, the terms and conditions of the offering will be published in one or more newspapers of nationwide distribution.

In order to allow the offering, the Board of Directors authorized the company to increase the number of shares included in the company’s Issuance and Placement Program under which the shares will be offered.

The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel